Exhibit 99.2
Second Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2017	2016	2017	2016
Revenues	4	$822	$753	$1,704	$1,697
Mine operating costs
Production costs	4, 5	(456)	(499)	(976)	(1,027)
Depreciation and depletion	4, 11(c)	(239)	(232)	(485)	(503)
		(695)	(731)	(1,461)	(1,530)
Earnings from mine operations		127	22	243	167
Exploration, evaluation and project costs	11(a)	(13)	(7)	(21)	(17)
Share of net earnings related to associates and joint venture	12	41	28	101	64
Impairment reversal of mining interests, net	3(b), (c)	—	—	3	—
Corporate administration	5(a)	(36)	(50)	(72)	(107)
Restructuring costs	6	(2)	(16)	(3)	(39)
Earnings (loss) from operations, associates and joint venture	4	117	(23)	251	68
Gain on derivatives, net		—	—	5	1
Loss on disposition of mining interest, net of transaction costs	3(c)	(6)	—	(6)	—
Finance costs		(37)	(35)	(73)	(69)
Other income (expense), net	8	4	12	23	(6)
Earnings (loss) before taxes		78	(46)	200	(6)
Income tax recovery (expense)	7	57	(32)	105	8
Net earnings (loss) attributable to shareholders of Goldcorp Inc.		$135	$(78)	$305	$2

Net earnings (loss) per share attributable to shareholders of Goldcorp Inc.
Basic	9(a)	$0.16	$(0.09)	$0.36	$—
Diluted	9(a)	0.16	(0.09)	0.36	—

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Net earnings (loss) attributable to shareholders of Goldcorp Inc.	$135	$(78)	$305	$2
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net earnings (loss):
Unrealized (losses) gains on available-for-sale securities	(16)	36	(20)	55
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)	(6)	(5)	(8)	(9)
Unrealized gain on derivatives designated as cash flow hedges	5	—	24	—
	(17)	31	(4)	46
Items that will not be reclassified subsequently to net earnings (loss):
Remeasurement of defined benefit pension plans	(2)	(1)	(3)	(1)
Total other comprehensive (loss) income, net of tax	(19)	30	(7)	45
Total comprehensive income (loss) attributable to shareholders of Goldcorp Inc.	$116	$(48)	$298	$47

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2017	2016	2017	2016
Operating activities
Net earnings (loss) attributable to shareholders of Goldcorp Inc.		$135	$(78)	$305	$2
Adjustments for:
Reclamation expenditures		(6)	(8)	(8)	(16)
Items not affecting cash:
Depreciation and depletion	4, 11(c)	239	232	485	503
Share of net earnings related to associates and joint venture	12	(41)	(28)	(101)	(64)
Impairment reversal of mining interests, net	3(b), (c)	—	—	(3)	—
Share-based compensation		8	4	17	30
Unrealized gain on derivatives, net		—	(1)	(5)	(3)
Loss on disposition of mining interest, net of transaction costs	3(c)	6	—	6	—
Revision of estimates and accretion on closure cost obligations		3	6	9	13
Deferred income tax recovery	7	(104)	(7)	(222)	(81)
Other		(5)	25	2	26
(Increase) decrease in working capital	10	(77)	89	(100)	(117)
Net cash provided by operating activities		158	234	385	293
Investing activities
Acquisition of mining interest	3(a)	(266)	—	(266)	—
Expenditures on mining interests	4, 11(b)	(221)	(166)	(401)	(339)
Return of capital investment in associate	12	—	—	43	—
Proceeds from dispositions of mining interests, net of transaction costs	3(b), (c)	242	—	242	—
Interest paid	11(b)	(5)	(6)	(15)	(15)
(Purchases) proceeds of short-term investments and available-for-sale securities, net	10	(5)	27	(40)	27
Other	4(e)	(1)	5	(66)	2
Net cash used in investing activities		(256)	(140)	(503)	(325)
Financing activities
Debt repayments		—	(1)	—	(3)
(Repayment) draw down of credit facility, net	13(c)(i)	(16)	(125)	54	125
Finance lease payments		(1)	(1)	(3)	(2)
Dividends paid to shareholders	9(b)	(16)	(16)	(31)	(67)
Common shares issued		—	1	1	3
Other		—	(23)	—	(22)
Net cash (used in) provided by financing activities		(33)	(165)	21	34
Effect of exchange rate changes on cash and cash equivalents		—	(2)	—	—
(Decrease) increase in cash and cash equivalents		(131)	(73)	(97)	2
Cash and cash equivalents, beginning of the period		169	401	157	326
Cash and cash equivalents, classified as held for sale at the beginning of the period		42	—	20	—
Cash and cash equivalents, end of the period	10	$80	$328	$80	$328
Supplemental cash flow information (note 10)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At June 30 2017	At December 31 2016
Assets
Current assets
Cash and cash equivalents	10	$80	$157
Short term investments		43	43
Accounts receivable		139	95
Inventories		383	370
Sales and indirect taxes recoverable		356	271
Income taxes receivable		15	25
Assets held for sale	3(b)	—	548
Other	3(b)	186	59
		1,202	1,568
Mining interests
Owned by subsidiaries and joint operation	11	18,100	17,565
Investments in associates and joint venture	12	2,126	2,007
		20,226	19,572
Intangible asset	3(a)	59	—
Investments in securities		134	114
Deferred income taxes		50	49
Inventories		26	28
Other		148	166
Total assets		$21,845	$21,497
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$534	$512
Debt		499	—
Income taxes payable		60	52
Liabilities relating to assets held for sale	3(b)	—	118
Other		58	95
		1,151	777
Deferred income taxes		3,437	3,658
Debt		2,066	2,510
Deferred payment obligation	3(a)	260	—
Provisions		638	661
Finance lease obligations		245	247
Income taxes payable		150	127
Other		40	102
Total liabilities		7,987	8,082
Shareholders' equity
Common shares, stock options and restricted share units		18,217	18,064
Accumulated other comprehensive income		34	41
Deficit		(4,420)	(4,690)
		13,831	13,415
Non-controlling interest	3(a)	27	—
		13,858	13,415
Total liabilities and shareholders' equity		$21,845	$21,497
Commitments and contingencies (notes 3(a), 13(c)(i) and 14); subsequent events (notes 3(b), (d) and (e)).

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive income (loss)	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2017	853,812	$17,733	$331	$41	$(4,690)	$13,415	$—	$13,415
Total comprehensive income
Net earnings	—	—	—	—	305	305	—	305
Other comprehensive loss	—	—	—	(7)	—	(7)	—	(7)
	—	—	—	(7)	305	298	—	298
Acquisition of Exeter Resource Corporation (note 3(a))	9,365	130	1	—	—	131	27	158
Stock options exercised and restricted share units issued and vested	1,585	31	(30)	—	—	1	—	1
Share-based compensation	—	—	17	—	—	17	—	17
Dividends (note 9(b))	275	4	—	—	(35)	(31)	—	(31)
At June 30, 2017	865,037	$17,898	$319	$34	$(4,420)	$13,831	$27	$13,858

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive (loss) income	Deficit	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2016	830,337	$17,276	$328	$(6)	$(4,750)	$12,848	$—	$12,848
Total comprehensive income
Net earnings	—	—	—	—	2	2	—	2
Other comprehensive income	—	—	—	45	—	45	—	45
	—	—	—	45	2	47	—	47
Stock options exercised and restricted share units issued and vested	1,964	48	(45)	—	—	3	—	3
Share-based compensation	—	—	30	—	—	30	—	30
Dividends (note 9(b))	80	1	—	—	(68)	(67)	—	(67)
At June 30, 2016	832,381	$17,325	$313	$39	$(4,816)	$12,861	$—	$12,861

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. ("Goldcorp" or "the Company") is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper.
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine, and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. At June 30, 2017, the Company's significant projects include the Borden, Cochenour and Coffee projects in Canada, and the NuevaUnión (50% interest), Cerro Casale (50% interest) and Caspiche projects (83.2% interest) in Chile.
On June 9, 2017, the Company acquired 50% of the Cerro Casale project which was contributed to a newly formed 50/50 joint operation with Barrick Gold Corporation ("Barrick"). In June 2017, the Company also acquired 83.2% of Exeter Resource Corporation ("Exeter") and its Caspiche project ("Caspiche"). The Company expects to acquire the remaining ownership interest in Exeter in the third quarter of 2017 and thereafter contribute 100% of Caspiche to the joint operation with Barrick (note 3(a)). After the contribution of Caspiche to the joint operation, Goldcorp and Barrick will jointly control more than 20,000 hectares of mineral properties in the Maricunga District in Chile with the Cerro Casale and Caspiche deposits.
On April 7, 2017, the Company completed the sale of the Los Filos mine in Mexico to Leagold Mining Corporation ("Leagold") (note 3(b)). Pursuant to the terms of the sale, the Company received 25.3% of Leagold's issued and outstanding shares which is accounted for as an investment in associate using the equity method.

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements include the accounts of Goldcorp Inc., the ultimate parent company of its consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016, except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.
The Company’s interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References C$ are to Canadian dollars.
Changes in accounting standards not yet effective:
Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply IFRS 15 at the date it becomes effective.
The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its doré and concentrate sale agreements. The Company does not anticipate any changes in the gross amounts of revenue recognized but the timing of revenue recognized may differ under the new standard if the point of transfer of risk and reward of goods and services and transfer of control are different.
In addition, the standard requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. In accordance with the terms of the Company's concentrate agreements, the seller must contract

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled, along with the associated costs. Based on a preliminary assessment, the impact of this change on the amount of revenue recognized in a year is not expected to be significant.

Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply IFRS 9 at the date it becomes effective.
The following summarizes the expected impact of IFRS 9 upon adoption:

•
The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value with changes in fair value recognized in other comprehensive income which will not be subsequently transferred into earnings (loss).  If the Company does not make this election, changes in fair value of the equity securities will be recognized in earnings (loss).

•
The introduction of the new "expected credit loss" impairment model is not expected to have an impact on the Company, given the Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings, the negligible historical level of customer default, and the short term nature of the Company's receivables.

•
The changes to hedge accounting are not expected to have a significant impact on the Company. Under the current standard, companies can elect to record basis adjustments against the carrying amount of the non-financial asset or in earnings at the same time the non-financial item affects earnings. Under IFRS 9, it is mandatory to record the basis adjustments against the carrying amount of the non-financial asset. As the Company's current policy aligns with the new requirement, this change has no impact on the Company. Additionally, supplementary documentation and on-going assessment of hedge effectiveness may be required under the new standard. However, these requirements are not expected to have a material impact on the hedging arrangements of the Company.

Leases
In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company plans to apply IFRS 16 at the date it becomes effective.
Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017, the Company applied the critical judgements and estimates disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2016, and the following critical judgments in applying accounting policies:

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of its interests in Cerro Casale and Exeter in June 2017 did not meet the criteria of a business combination and the transactions have been accounted for as acquisitions of assets (note 3(a)).

Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. During the second quarter of 2017, the Company entered into the following transactions:

a. Acquisition of Exeter

Based on the fact that Goldcorp has a majority ownership interest in Exeter, the majority of the Exeter board of directors are Goldcorp nominees and Exeter's key management personnel is comprised of officers appointed by Goldcorp, the Company concluded that it has control over Exeter. Accordingly, Exeter met the criteria to be classified as a subsidiary. Commencing at the acquisition date of June 7, 2017, the financial results of Exeter were included in the results of the consolidated group and the portion of Exeter's net assets that is not attributable to Goldcorp is accounted for as non-controlling interest as a separate component of equity (note 3(a)).

b. Acquisition of 50% interest in Cerro Casale

Based on assessment of the relevant facts and circumstances, primarily the requirement for unanimous agreement on management decisions relating to the development and operation of the arrangement, the Company concluded that the Cerro Casale project is a jointly controlled entity. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Despite the fact that the joint venture is a limited liability company and the parties do not have rights and obligations to individual assets and liabilities, the Company concluded that the Cerro Casale project is a joint operation as the arrangement requires the owners to purchase the output on a pro rata basis, indicating that the entity has rights and obligations to the separate assets and liabilities of the joint entity. As such, the project has been proportionately consolidated with the results of the consolidated group (note 3(a)).

c. Acquisition of 25.3% interest in Leagold

As Goldcorp owns greater than 20% of Leagold, Goldcorp is considered to have significant influence over Leagold, therefore, is required to account for its interest in Leagold using the equity method (note 3(b)).

Income and value added taxes
The Company’s operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions. The final income taxes paid and value added tax (“VAT”) refunds received are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from tax audits.

The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

VAT receivables are generated on the purchase of supplies and services in several of the jurisdictions that the Company operates in. Timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of information and follow-up. The Company is exposed to liquidity risk, credit risk and currency risk with respect to its VAT receivables if tax authorities are unwilling to make payments in a timely manner in accordance with the Company’s refund requests. The Company regularly monitors

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

actual and projected collections of its VAT receivables to inform its assessment as to the collectability of the VAT receivables and classification as current and non-current assets.

In June 2017, the Mexican government’s tax authority indicated that it had experienced an increase in VAT refund requests and as a result had commenced more in-depth assessments of the requests. In light of this and the fact that the Company did not receive any VAT refunds from the Mexican government in the second quarter of 2017, the Company reassessed the collectability and classification of its Mexican VAT receivables and determined that no allowance was necessary. At June 30, 2017, the total VAT receivable due to the Company from Mexican tax authorities is $326 million, including the tax receivables retained on the sale of Los Filos, all of which is classified as current. If on review of the Company’s VAT refund requests, the Mexican tax authority disallows any portion of the Company’s VAT refund requests, an additional charge to expense would result.

3.	ACQUISITIONS AND DIVESTITURES

(a)	Agreements to acquire Cerro Casale and Caspiche Projects

On June 9, 2017, the Company completed the acquisition of a 50% interest in the Cerro Casale project. The transaction was executed in multiple steps, including the acquisition of a 25% interest by Goldcorp in the project from each of Kinross Gold Corporation ("Kinross") and Barrick, which resulted in Barrick and Goldcorp each owning 50% of the project and subsequently forming a 50/50 joint operation with Barrick. The Cerro Casale project is located in the Maricunga Gold Belt in the Atacama Region in northern Chile.
The Company also agreed to acquire 100% of the issued and outstanding shares of Exeter and its Caspiche project, which is also located in the Maricunga Gold Belt. As of June 30, 2017, the Company owned 83.2% of the issued and outstanding shares of Exeter and is expected to acquire the remaining ownership interest in the third quarter of 2017. After completing the acquisition of the 100% interest in Exeter, Goldcorp will contribute the Caspiche project into the joint operation with Barrick, which will result in a 50% interest held by each of Barrick and Goldcorp in the combined Cerro Casale and Caspiche Projects.
The key steps in the transactions are as follows:

•
Acquisition of Kinross' 25% interest in Cerro Casale and 100% interest in the Quebrada Seca exploration project for: (i) an initial cash payment of $260 million; (ii) the granting of a 1.25% royalty interest to Kinross on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million payable; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the assumption of a $20 million obligation to Barrick payable on commercial production at Cerro Casale.

•
Acquisition of an additional 25% interest in Cerro Casale from Barrick for: (i) a deferred payment obligation of $260 million to be satisfied through the funding of 100% of the joint operation’s expenditures (as described below); (ii) the granting of a 1.25% royalty interest to Barrick on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the transfer to Barrick of a 50% interest in Quebrada Seca, followed by the joint contribution by Goldcorp and Barrick of 100% of Quebrada Seca to the joint operation.

•
Acquisition of Exeter and its 100% owned Caspiche project: under the terms of the supported takeover bid, Exeter shareholders received 0.12 of a common share of Goldcorp for each Exeter common share held. At June 30, 2017, the Company had acquired 83.2% of the issued and outstanding common shares of Exeter for share consideration of approximately $131 million in Goldcorp common shares and expects to acquire the remaining 16.8% interest in the third quarter of 2017.

•
Formation of a new 50/50 joint operation with Barrick: The joint operation includes a 100% interest in each of the Cerro Casale and Quebrada Seca projects. Additionally, the Caspiche project will be contributed to the joint operation after the 100% acquisition of Exeter is completed, which is expected in the third quarter of 2017. The parties have agreed that 50% of Caspiche’s acquisition cost, or approximately $80 million, will be credited against Goldcorp’s deferred payment obligation to Barrick. Additionally, Goldcorp will be required to spend a minimum of $60 million in the two-year period following closing of the Cerro Casale transaction, and a minimum of $80 million in each successive two-year period until the deferred payment obligation is satisfied. If Goldcorp does not spend the minimum in any two-year period, Goldcorp will instead be required to make a payment to Barrick equal to 50% of the shortfall, with a corresponding reduction in the deferred payment obligation.

The total amount of consideration paid for the acquisition of the 50% interest in the Cerro Casale and Quebrada Seca projects was $526 million, comprised of a $260 million initial cash payment to Kinross, a $260 million deferred payment obligation to Barrick and $6 million of transaction costs. The deferred obligation payment bears interest of 4.75% per annum. The royalty interests for future

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

production and contingent payments to Barrick and Kinross stipulated in the agreements will be recognized as production costs and mining interests, respectively, if and when the obliging events occur.
The Company concluded the acquired assets and assumed liabilities of Cerro Casale did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis as follows: $449 million to mining interest, $59 million representing water rights classified as intangible asset, $21 million to tax receivables and $3 million to reclamation and other current liabilities. Additionally, the Company concluded that the Cerro Casale project is a joint operation, as such, it has been proportionately consolidated with the results of the Company.

The Company issued common shares totaling $131 million in consideration for the Company's 83.2% interest in Exeter, which were valued using the closing price of Exeter's shares at the acquisition date, and transaction and other costs of $5 million. The Company concluded the acquired assets and assumed liabilities of Exeter did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The consideration paid was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $160 million allocated to mining interest, $3 million to working capital and $27 million to non-controlling interest. The Company concluded that Exeter met the criteria to be classified as a subsidiary, as such, it is consolidated with the results of the Company.

(b)	Divestiture of Los Filos

On April 7, 2017, the Company completed the sale of Los Filos to Leagold and received total consideration of $350 million, before working capital adjustments. The consideration is comprised of $71 million of Leagold common shares, representing 25.3% of Leagold's issued and outstanding common shares, $250 million in cash and a $29 million short-term promissory note that is due on the earlier of (i) 120 days from closing and (ii) the receipt by Leagold of approval from the Mexican competition commission of a subsequent tranche of its equity financing. The Company also retained rights to certain tax receivables of approximately $100 million. At June 30, 2017, the $29 million short-term promissory note and the $100 million of tax receivables are included in other current assets on the Consolidated Balance Sheet (December 31, 2016 – $nil and $nil, respectively). In July 2017, Leagold received approval from the Mexican competition commission of a subsequent tranche of its equity financing and, as a result, Goldcorp’s equity interest was reduced to 22.9% and the $29 million short-term promissory note was repaid.

At December 31, 2016, the sale was considered highly probable; therefore, the assets and liabilities of Los Filos were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. In connection with the transaction, the Company recognized a net reversal for the 2015 impairment of mining interests of $43 million; an impairment reversal of $59 million was recognized during the year ended December 31, 2016 based on estimated proceeds from the sale. A subsequent impairment of $16 million was recognized during the three months ended March 31, 2017 based on changes to the carrying value of the Los Filos assets as a result of normal operations. There was no gain or loss on the disposition.

Total consideration, including working capital adjustments (net of transaction costs of $3 million)	$348
Net assets sold and derecognized:
Cash and cash equivalents	23
Inventories and heap leach ore - current	143
Other current assets	14
Inventories and heap leach ore - non-current	128
Mining interests	151
Accounts payable and accrued liabilities	(38)
Deferred tax liabilities	(12)
Provisions	(56)
Other	(5)
348
Gain (loss) on disposition	$—

Los Filos and Leagold are presented in Other in the segment disclosure (note 4).

(c)    Divestiture of Cerro Blanco

On May 31, 2017, the Company completed the sale of the Cerro Blanco project in Guatemala to Bluestone Resources Inc. ("Bluestone") for total consideration of $22 million, comprised of $18 million in cash, and 3 million Bluestone common shares with a fair value of $4

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

million. Goldcorp will receive an additional $15 million cash payment from Bluestone upon declaration of commercial production at Cerro Blanco and a 1% net smelter return royalty on production.
During the first quarter of 2017, immediately prior to the classification to assets and liabilities as held for sale, the carrying amount of Cerro Blanco was remeasured to its recoverable amount, being its fair value less costs of disposal ("FVLCD"), based on the expected proceeds from the sale. As a result, the Company recorded an impairment reversal in the first quarter of $19 million. On completion of the sale, the Company recognized a loss on the disposal of $6 million, net of transaction costs of $1 million.
Cerro Blanco's assets and liabilities were presented in Other in the segment disclosure up to the date of disposition (note 4).
(d)    Divestiture of Camino Rojo

On June 21, 2017, the Company announced that it has entered into an agreement to sell its 100% interest in the Camino Rojo project, part of the Peñasquito mine located in Mexico, to Orla Mining Ltd. ("Orla"). Under the terms of the agreement, the Company will receive 19.9% of the issued and outstanding shares of Orla and a 2% net smelter return royalty on revenues from all metal production from the Camino Rojo oxide project. The Company also has the option to acquire up to 70% interest in future sulphide projects, subject to certain criteria. The transaction is expected to close in the second half of 2017. The value of consideration received is expected to be credited to mining interests associated with Peñasquito, resulting in $nil gain or loss on disposition.

(e)     Divestiture of San Nicolas

On June 29, 2017, the Company announced that it has entered into an agreement with Teck Resources Limited to sell its 21% interest in the San Nicolas copper-zinc project, a stand-alone project located in Mexico, for cash consideration of $50 million. The transaction is expected to close in the second half of 2017. The carrying value of San Nicolas was nominal at June 30, 2017.

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

4.	SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual mine site as operating segments for financial reporting purposes except as noted below.
Following the Company's acquisition and divestitures, and the closure of Marlin during the three months ended June 30, 2017, the Company reassessed its segments for financial reporting purposes. The Company concluded that Marlin and Los Filos are no longer operating segments and will be included in Other; they were previously included in the Other mines operating segment. The Company's 37.5% interest in Alumbrera, which was previously reported as Other associate, and Leagold (note 3(b)) will also be presented in Other, because their financial results do not meet the quantitative threshold required for segment disclosure purposes. Prior periods' results have been re-presented to reflect the current presentation.
Assets in Other also include the Company's 100% interest in the Coffee project, the Company's 50% interests in the NuevaUnión and Cerro Casale projects, the Company's interest in the Caspiche project, corporate assets and the Company's closed and inactive mines. Liabilities in Other include the Company's $1.0 billion notes, $1.5 billion notes, $260 million of deferred payment obligation (note 3(a)), net draws on the revolving credit facility, asset retirement obligations for closed and inactive mines and certain income taxes payable.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)(d)		Expenditures on mining interests
Three Months Ended June 30	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Éléonore	86	94	61	63	32	37	(7)	(6)	29	18
Musselwhite	69	77	36	36	10	17	21	23	14	7
Porcupine	76	93	49	48	27	17	(2)	29	36	14
Red Lake	74	91	49	48	23	28	—	12	20	24
Peñasquito	335	129	172	147	67	38	94	(58)	80	58
Cerro Negro	149	121	66	57	64	46	15	11	22	26
Pueblo Viejo	153	125	48	49	11	7	94	69	10	10
Other (note 3(b))	108	191	86	132	20	49	(37)	(52)	21	19
Attributable segment total	1,050	921	567	580	254	239	178	28	232	176
Excluding attributable amounts from associates and joint venture	(228)	(168)	(111)	(81)	(15)	(7)	(61)	(51)	(11)	(10)
Consolidated total	$822	$753	$456	$499	$239	$232	$117	$(23)	$221	$166

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)(d)		Expenditures on mining interests
Six Months Ended June 30	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Éléonore	174	177	122	119	64	73	(13)	(15)	58	39
Musselwhite	138	155	76	66	20	32	38	54	25	12
Porcupine	152	182	101	95	54	35	(8)	47	50	30
Red Lake	140	190	95	94	44	59	(3)	25	37	55
Peñasquito	691	393	366	319	139	95	184	(23)	153	120
Cerro Negro	270	295	119	125	118	113	29	49	38	51
Pueblo Viejo	275	264	95	94	20	20	160	150	19	19
Other (note 3(b))	254	421	189	307	53	103	(28)	(122)	36	31
Attributable segment total	2,094	2,077	1,163	1,219	512	530	359	165	416	357
Excluding attributable amounts from associates and joint venture	(390)	(380)	(187)	(192)	(27)	(27)	(108)	(97)	(15)	(18)
Consolidated total	$1,704	$1,697	$976	$1,027	$485	$503	$251	$68	$401	$339

At June 30, 2017	Assets	Liabilities	Net Assets
Éléonore	2,733	303	2,430
Musselwhite	806	154	652
Porcupine	1,011	255	756
Red Lake	2,519	300	2,219
Peñasquito	8,208	3,000	5,208
Cerro Negro	3,456	728	2,728
Pueblo Viejo	1,152	—	1,152
Other (notes 3(a) and (c)) (e)	1,960	3,247	(1,287)
Total	$21,845	$7,987	$13,858

At December 31, 2016	Assets	Liabilities	Net Assets
Éléonore	2,759	356	2,403
Musselwhite	774	153	621
Porcupine	1,028	260	768
Red Lake	2,526	342	2,184
Peñasquito	8,011	3,033	4,978
Cerro Negro	3,536	738	2,798
Pueblo Viejo	1,123	—	1,123
Other (e)	1,740	3,200	(1,460)
Total	$21,497	$8,082	$13,415

(a)
The Company’s principal product is gold bullion which is sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders. The Company’s consolidated revenues (excluding attributable share of revenues from Pueblo Viejo and Alumbrera) for the three and six months ended June 30 were derived from the following:

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

	Three Months Ended June 30				Six Months Ended June 30
	2017		2016		2017		2016
Gold	$624	76%	$643	86%	$1,288	76%	$1,432	85%
Silver	92	11%	73	10%	192	11%	170	10%
Zinc	86	11%	32	4%	179	11%	74	4%
Lead	17	2%	3	—%	36	2%	19	1%
Copper	3	—%	2	—%	9	—%	2	—%
	$822	100%	$753	100%	$1,704	100%	$1,697	100%
Certain of the Company's mines (including the Company's associates and joint operations) supplemented their gold revenues with the sale of other metals as shown in the table below:

Three Months Ended June 30		Peñasquito	Cerro Negro	Pueblo Viejo	Other
Gold	2017	$164	$135	$144	$53
	2016	$55	$109	$121	$55
Silver	2017	65	14	9	14
	2016	37	12	3	23
Zinc	2017	86	—	—	—
	2016	32	—	—	—
Lead	2017	17	—	—	—
	2016	3	—	—	—
Copper	2017	3	—	—	26
	2016	2	—	1	20
Molybdenum	2017	—	—	—	2
	2016	—	—	—	—
Total	2017	$335	$149	$153	$95
	2016	$129	$121	$125	$98

Six Months Ended June 30		Peñasquito	Cerro Negro	Pueblo Viejo	Other
Gold	2017	$337	$244	$260	$101
	2016	$207	$264	$255	$135
Silver	2017	130	26	15	37
	2016	91	31	8	47
Zinc	2017	179	—	—	—
	2016	74	—	—	—
Lead	2017	36	—	—	—
	2016	19	—	—	—
Copper	2017	9	—	—	48
	2016	2	—	1	55
Molybdenum	2017	—	—	—	3
	2016	—	—	—	1
Total	2017	$691	$270	$275	$189
	2016	$393	$295	$264	$238

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three and six months ended June 30, 2017, intersegment purchases included $153 million and $275 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (three and six months ended June 30, 2016 – $124 million and $263 million, respectively) and revenues related to the sale of these ounces to external third parties were $153 million and $275 million, respectively (three and six months ended June 30, 2016 – $124 million and $263 million, respectively).

(c)
A reconciliation of attributable segment total earnings from operations, associates and joint venture to the Company's earnings before taxes per the Condensed Interim Consolidated Statements of Earnings (Loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Attributable segment total earnings from operations, associates and joint venture	$178	$28	$359	$165
Adjustment to account for Pueblo Viejo, NuevaUnión, Leagold and Alumbrera on an equity method basis	(61)	(51)	(108)	(97)
Gain on derivatives, net	—	—	5	1
Loss on disposition of mining interest, net of transaction costs	(6)	—	(6)	—
Finance costs	(37)	(35)	(73)	(69)
Other income (expense), net	4	12	23	(6)
Earnings (loss) before taxes	$78	$(46)	$200	$(6)

(d)
During the three and six months ended June 30, 2016, $5 million and $16 million, respectively, of corporate restructuring costs (note 6) were included in Other. There were no restructuring costs included in Other in 2017.

(e)
On February 15, 2017, the Company paid cash consideration of $65 million and recognized a $2 million loss on the acquisition of the 4% gold stream on the El Morro deposit, part of the Company's NuevaUnión joint venture, from New Gold Inc. eliminating the Company's liability to New Gold Inc.

5.	PRODUCTION COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Raw materials and consumables	$188	$214	$438	$451
Salaries and employee benefits (a)	117	135	246	262
Contractors	103	100	209	199
Royalties	18	9	41	26
Write down of inventories to net realizable value (b)	—	—	12	2
Change in inventories	(3)	(3)	(36)	7
Other	33	44	66	80
	$456	$499	$976	$1,027

(a)
Salaries and employee benefits exclude $16 million and $28 million of salaries and employee benefits included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss) for the three and six months ended June 30, 2017, respectively (three and six months ended June 30, 2016 – $19 million and $36 million, respectively). Salaries and employee benefits also exclude costs related to severance costs incurred at mine sites of $2 million and $3 million for the three and six months ended June 30, 2017, respectively (three and six months ended June 30, 2016 – $11 million and $23 million, respectively). These severance costs are presented separately as restructuring costs in the Condensed Interim Consolidated Statements of Earnings (Loss) (note 6).

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

(b)
During the three and six months ended June 30, 2017, the Company recorded a write down of prior period costs of $nil and $12 million, respectively, (three and six months ended June 30, 2016 – $nil and $2 million, respectively, relating to Peñasquito stockpile) relating to Peñasquito oxide heap leach inventories.

6.	RESTRUCTURING COSTS
The Company incurred $2 million and $3 million in restructuring costs during the three and six months ended June 30, 2017, respectively (three and six months ended June 30, 2016 – $16 million and $39 million, respectively), of which $nil related to the accelerated vesting of share based compensation (three and six months ended June 30, 2016 – $nil and $2 million, respectively). The restructuring costs relate primarily to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices. At June 30, 2017, $nil (December 31, 2016 – $16 million) of the restructuring costs was included in accrued liabilities. During the three and six months ended June 30, 2017, $3 million and $18 million, respectively (three and six months ended June 30, 2016 – $9 million and $20 million, respectively) of the accrued liabilities was paid.

7.	INCOME TAXES

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Current income tax expense	$47	$39	$117	$73
Deferred income tax recovery	(104)	(7)	(222)	(81)
Income tax (recovery) expense	$(57)	$32	$(105)	$(8)
The income tax rate for the three months ended June 30, 2017 was negative 73% (three months ended June 30, 2016 – negative 70%). After adjusting income tax expense for the impacts of foreign exchange gains on the translation of deferred income tax assets and liabilities of $3 million (foreign exchange losses for the three months ended June 30, 2016 – $69 million), tax deductible Argentine Peso denominated foreign exchange losses on US dollar debt of $42 million (three months ended June 30, 2016 – $9 million), and other tax recovery items of $25 million (three months ended June 30, 2016 – other tax expense items of $7 million), and adjusting the earnings before taxes for net non-taxable items of $27 million including non-deductible share based compensation expense (three months ended June 30, 2016 – $24 million), the effective tax rate for the three months ended June 30, 2017 was 26% (three months ended June 30, 2016 – 50%).
The income tax rate for the six months ended June 30, 2017 was negative 53% (six months ended June 30, 2016 – 133%). After adjusting income tax expense for the impacts of foreign exchange gains on the translation of deferred income tax assets and liabilities of $81 million (foreign exchange losses for the six months ended June 30, 2016 – $91 million), tax deductible Argentine Peso denominated foreign exchange losses on US dollar debt of $25 million (six months ended June 30, 2016 – $71 million), and other tax recovery items of $38 million (six months ended June 30, 2016 – $10 million), and adjusting the earnings before taxes for net non-taxable items of $81 million including non-deductible share based compensation expense (six months ended June 30, 2016 – $34 million), the effective tax rate for the six months ended June 30, 2017 was 33% (six months ended June 30, 2016 – 45%).

8.	OTHER INCOME (EXPENSES), NET

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Foreign exchange (loss) gain	$(4)	$(14)	$17	$(47)
Finance income	9	14	19	26
Gains on sale of investments	6	7	8	11
Other	(7)	5	(21)	4
	$4	$12	$23	$(6)

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

9.	PER SHARE INFORMATION

(a)	Net earnings per share
Net earnings per share for the three and six months ended June 30, 2017 was calculated based on basic and diluted net earnings of $135 million and $305 million, respectively (three and six months ended June 30, 2016 – net loss of $78 million and net earnings of $2 million, respectively) and the weighted average number of shares outstanding used in the calculation were based on the following:

	Three Months Ended June 30		Six Months Ended June 30
(in millions)	2017	2016	2017	2016
Basic weighted average number of shares outstanding	856	832	855	832
Effect of dilutive stock options and restricted share units	3	—	3	4
Diluted weighted average number of shares outstanding	859	832	858	836
The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net earnings per share for the three and six months ended June 30, 2017 because they were anti-dilutive, were 8 million stock options (three and six months ended June 30, 2016 – 12 million and 10 million, respectively) and nil restricted share units (three and six months ended June 30, 2016 – 4 million and nil, respectively).
(b)    Dividends declared
On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016, with the first payment in June 2016. During the three and six months ended June 30, 2017, the Company declared dividends of $0.02 per share and $0.04 per share for total dividends of $18 million and $35 million, respectively (three and six months ended June 30, 2016 – $0.02 per share and $0.08 per share for dividends of $17 million and $68 million, respectively).
During the three and six months ended June 30, 2017, the Company issued $2 million and $4 million, respectively (three and six months ended June 30, 2016 – $1 million) in common shares under the Company's Dividend Reinvestment Plan.

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	At June 30 2017	At December 31 2016
Cash and cash equivalents are comprised of:
Cash	$72	$146
Short-term money market investments	8	11
	$80	$157

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
(Increase) decrease in working capital
Accounts receivable (increase) decrease	$(17)	$123	$(37)	$(1)
Inventories (increase) decrease	(15)	7	(29)	15
Sales and indirect taxes recoverable increase	(2)	(23)	(25)	(52)
Accounts payable and accrued liabilities decrease	(23)	(49)	(8)	(109)
Income taxes payable increase (decrease), net of income taxes receivable	(22)	36	(3)	12
Other	2	(5)	2	18
	$(77)	$89	$(100)	$(117)

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Operating activities include the following cash received (paid):
Interest received	$—	$3	$25	$34
Interest paid	(24)	(21)	(46)	(41)
Income taxes refunded	—	14	9	14
Income taxes paid	(60)	(20)	(109)	(86)
Investing activities include the following cash (paid) received:
Net (purchases) proceeds of short-term investments and available-for-sale securities
Purchases of short term investments	$(40)	$(43)	$(43)	$(43)
Proceeds from maturity of short-term investments	40	63	43	63
Purchases of available-for-sale securities	(13)	(7)	(53)	(19)
Proceeds from sale of available-for-sale securities	8	14	13	26
	$(5)	$27	$(40)	$27

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

11.	MINING INTERESTS – OWNED BY SUBSIDIARIES AND JOINT OPERATIONS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (d)	Total
Cost
At January 1, 2017	$12,668	$4,670	$7,225	$6,757	$31,320
Acquisition of mining interest (note 3(a))	—	607	—	2	609
Expenditures on mining interests (a)(b)	183	64	—	188	435
Transfers and other movements	(15)	(38)	(5)	(28)	(86)
At June 30, 2017	12,836	5,303	7,220	6,919	32,278
Accumulated depreciation and depletion and impairment
At January 1, 2017	(5,780)	(2,510)	(2,263)	(3,202)	(13,755)
Depreciation and depletion (c)	(293)	—	—	(189)	(482)
Impairment reversal (note 3(c))	—	18	—	1	19
Transfers and other movements	(2)	—	—	42	40
At June 30, 2017	(6,075)	(2,492)	(2,263)	(3,348)	(14,178)
Carrying amount – At June 30, 2017	$6,761	$2,811	$4,957	$3,571	$18,100

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (d)	Total
Cost
At January 1, 2016	$11,964	$4,346	$7,991	$6,733	$31,034
Acquisition of mining interest	—	386	—	—	386
Expenditures on mining interests	335	96	—	243	674
Reclassifications to asset held for sale (note 3(b))	(509)	—	(13)	(191)	(713)
Transfers and other movements	878	(158)	(753)	(28)	(61)
At December 31, 2016	12,668	4,670	7,225	6,757	31,320
Accumulated depreciation and depletion and impairment
At January 1, 2016	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Depreciation and depletion	(599)	—	—	(397)	(996)
Reclassifications to asset held for sale (note 3(b))	368	—	—	178	546
Impairment reversal (loss), net	58	—	—	(6)	52
Transfers and other movements	1	—	—	46	47
At December 31, 2016	(5,780)	(2,510)	(2,263)	(3,202)	(13,755)
Carrying amount – At December 31, 2016	$6,888	$2,160	$4,962	$3,555	$17,565

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests owned by subsidiaries and joint operations is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (d)	At June 30 2017	At December 31 2016
Éléonore	1,605	85	—	938	2,628	2,643
Musselwhite	236	16	56	174	482	477
Porcupine	351	170	222	124	867	872
Red Lake	794	682	411	380	2,267	2,260
Coffee	—	407	—	1	408	399
Peñasquito	2,437	781	3,372	1,074	7,664	7,603
Cerro Negro	1,338	61	896	782	3,077	3,166
Cerro Casale and Caspiche	—	607	—	2	609	—
Corporate and other (note 3(c))	—	2	—	96	98	145
	$6,761	$2,811	$4,957	$3,571	$18,100	$17,565

(a)	Exploration, evaluation and project costs incurred by the Company during the three and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Total exploration, evaluation and project expenditures	$28	$24	$49	$48
Less: amounts capitalized to mining interests	(15)	(17)	(28)	(31)
Total exploration, evaluation and project costs recognized in the Condensed Interim Consolidated Statements of Earnings (Loss)	$13	$7	$21	$17

(b)
Expenditures on mining interests include finance lease additions, capitalized borrowing costs and deposits on mining interests, and are net of investment tax credits and exclude capitalized reclamation and closure costs. The following is a reconciliation of capitalized expenditures on mining interests to expenditures on mining interests in the Condensed Interim Consolidated Statements of Cash Flows:

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Capitalized expenditures on mining interests including associates and joint venture	$239	$181	$453	$319
Interest paid	(5)	(6)	(15)	(15)
(Increase) decrease in accrued expenditures	(13)	(9)	(37)	35
Expenditures on mining interests per Condensed Interim Consolidated Statements of Cash Flows	$221	$166	$401	$339

(c)
A reconciliation of depreciation and depletion during the three and six months ended June 30 to depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings is as follows:

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Total depreciation and depletion	$237	$234	$482	$482
Less: amounts capitalized to mining interests	(2)	(7)	(3)	(10)
Changes in amounts allocated to ending inventories	4	5	6	31
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings (Loss)	$239	$232	$485	$503

(d)
At June 30, 2017, assets not yet ready for intended use, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $411 million (December 31, 2016 – $309 million).

12.	MINING INTERESTS – INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
At June 30, 2017, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión, a 25.3% interest in Leagold (included in "Other") and a 37.5% interest in Alumbrera (included in "Other"). These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.
The following table summarizes the change in the carrying amount of the Company's investments in associates and joint venture:

	Pueblo Viejo (a)	NuevaUnión	Other (b)	Total
At January 1, 2017	$1,123	$884	$—	$2,007
Company’s share of net earnings of associates and joint venture	67	1	—	68
Acquisition of interest in Leagold (note 3(b))	—	—	71	71
Capital investment	—	18	—	18
Return of capital investment	(43)	—	—	(43)
Other	5	—	—	5
At June 30, 2017	$1,152	$903	$71	$2,126

At January 1, 2016	$967	$872	$—	$1,839
Company’s share of net earnings of associates and joint venture	169	2	—	171
Capital investment	—	10	—	10
Return of capital investment	(24)	—	—	(24)
Other	11	—	—	11
At December 31, 2016	$1,123	$884	$—	$2,007

(a)
At June 30, 2017, the carrying amount of the Company's share of shareholder loans to Pueblo Viejo was $500 million (December 31, 2016 – $537 million), which is included in the Company's investments in associates and is being accreted to the face value over the term of the loans. Included in other current assets of the Company was a total of $19 million (December 31, 2016 – $31 million) in interest receivable relating to the shareholder loan.

(b)
During the three and six months ended June 30, 2017, the Company recognized a reduction of $nil and $33 million (three and six months ended June 30, 2016 – $nil) in the Company's provision to fund its share of Alumbrera's reclamation and closure cost obligations which has been classified as Share of Net Earnings Related to Associate and Joint Venture in the Condensed Interim Consolidated Statements of Earnings (Loss). The reduction in the provision reflects the expectation that Alumbrera will be able to fund a greater portion of its reclamation costs than previously estimated due to improved financial results, primarily as a result of higher realized copper prices.

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

13.	FINANCIAL INSTRUMENTS AND RELATED RISKS

(a)	Financial assets and liabilities by categories

At June 30, 2017	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$80	$—	$—	$80
Short-term investments	43	—	—	—	—	43
Accounts receivable arising from sales of metal concentrates	—	—	119	—	—	119
Investments in securities	—	134	—	—	—	134
Derivative assets designated as hedging instruments	—	—	—	—	19	19
Derivative assets not designated as hedging instruments	—	—	5	—	—	5
Other current and non-current financial assets	60	—	—	—	—	60
Total financial assets	$103	$134	$204	$—	$19	$460
Financial liabilities
Debt	$—	$—	$—	$(2,565)	$—	$(2,565)
Deferred payment obligation	—	—	—	(260)	—	(260)
Accounts payable and accrued liabilities	—	—	—	(508)	—	(508)
Other current and non-current financial liabilities	—	—	—	(258)	—	(258)
Total financial liabilities	$—	$—	$—	$(3,591)	$—	$(3,591)

At December 31, 2016	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$157	$—	$—	$157
Short-term investments	43	—	—	—	—	43
Accounts receivable arising from sales of metal concentrates	—	—	77	—	—	77
Investments in securities	—	114	—	—	—	114
Derivative assets not designated as hedging instruments	—	—	7	—	—	7
Other current and non-current financial assets	39	—	—	—	—	39
Total financial assets	$82	$114	$241	$—	$—	$437
Financial liabilities
Debt	$—	$—	$—	$(2,510)	$—	$(2,510)
Accounts payable and accrued liabilities	—	—	—	(478)	—	(478)
Derivative liabilities not designated as hedging instruments	—	—	(22)	—	—	(22)
Other current and non-current financial liabilities	—	—	—	(259)	—	(259)
Total financial liabilities	$—	$—	$(22)	$(3,247)	$—	$(3,269)

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

(b) Fair value information

(i)	Fair value measurements of financial assets and liabilities measured at fair value
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At June 30, 2017		At December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$80	$—	$157	$—
Accounts receivable arising from sales of metal concentrates	—	119	—	77
Investments in securities	134	—	114	—
Derivative assets designated as cash flow hedges	—	19	—	—
Derivative assets not designated as cash flow hedges	—	5	—	7
Derivative liabilities designated as cash flow hedges	—	—	—	(22)
At June 30, 2017, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
There were no transfers between Level 1 and Level 2 during the three and six months ended June 30, 2017. At June 30, 2017, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy.

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.
Derivative assets:
At June 30, 2017, the Company's derivative assets were comprised of investments in warrants and foreign currency forward contracts. The fair values of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates. Foreign currency forward contracts are valued using a combination of quoted prices and market-derived inputs including credit spreads.

(iii)	Fair values of financial assets and liabilities not already measured at fair value
At June 30, 2017, the fair values of the Company's notes payable and deferred payment obligation, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (1)	Fair value
$1.0 billion notes	1	Closing price	$993	$1,074
$1.5 billion notes	1	Closing price	$1,505	$1,552
Deferred payment obligation	2	WACC (2)	$260	$260

(1)	Includes accrued interest payable.

(2)	Represents the Company's weighted average cost of capital.

At June 30, 2017, the carrying amounts of the Company's short-term investments, other current financial assets, accounts payable and accrued liabilities and other current financial liabilities were considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

(c)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2016. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the three and six months ended June 30, 2017 except as noted below.
(i)    Liquidity risk
During the three and six months ended June 30, 2017, the Company generated cash flows from operations, one of the Company's main sources of liquidity, of $158 million and $385 million, respectively (three and six months ended June 30, 2016 – $234 million and $293 million, respectively). At June 30, 2017, Goldcorp held cash and cash equivalents of $80 million (December 31, 2016 – $157 million), short-term investments of $43 million (December 31, 2016 – $43 million), and had working capital of $51 million (December 31, 2016 – $791 million), which the Company defines as current assets less current liabilities, $nil of which was comprised of the Company's net assets held for sale (December 31, 2016 – $430 million (notes 3(b)).
During the second quarter of 2017, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2022. At June 30, 2017, the balance outstanding on the revolving credit facility was $84 million (December 31, 2016 – $30 million) with $2.92 billion available for the Company's use (December 31, 2016 – $2.97 billion). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance at June 30, 2017.
At June 30, 2017, the Company had letters of credit outstanding in the amount of $428 million (December 31, 2016 – $423 million) of which $311 million (December 31, 2016 – $303 million) represented guarantees for reclamation obligations. The Company's capital commitments for the next twelve months amounted to $423 million at June 30, 2017.
(ii)    Market risk
Currency risk
During the three and six months ended June 30, 2017, the Company recognized a net foreign exchange loss of $4 million and net gain of $17 million, respectively (three and six months ended June 30, 2016 – losses of $14 million and $47 million, respectively), and a net foreign exchange loss of $5 million and a net gain of $63 million, respectively in income tax expense on income taxes receivable (payable) and deferred income taxes (three and six months ended June 30, 2016 – loss of $66 million and $81 million ). Based on the Company’s net foreign currency exposures at June 30, 2017, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At June 30, 2017	Possible exposure (1)(2)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$13	$98
Mexican peso	15%	35	70
Argentine peso	15%	17	84

(1) Calculated based on fluctuations of foreign exchange rates during the twelve months ended December 31, 2016.
(2) There is insignificant currency risk related to the Guatemalan quetzal due to the Company's minimal exposure to the currency.

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

14.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available and except as noted in note 31(b) of the audited consolidated financial statements for the year ended December 31, 2016, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. There were no significant changes to the Company's contingencies as disclosed in note 31 of its audited consolidated financial statements for the year ended December 31, 2016 except as noted below:

(a)	Canadian shareholder class action lawsuit
On October 28, 2016 and February 14, 2017, separate proposed class actions were commenced in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its current and former officers. Both statement of claims alleged common law negligent misrepresentation in the Company’s public disclosure concerning the Peñasquito mine and also pleaded an intention to seek leave from the Court to proceed with an allegation of statutory misrepresentation pursuant to the secondary market civil liability provisions under the Securities Act (Ontario).  By a consent order, the latter lawsuit will proceed, and the former action has been stayed. The active lawsuit purports to be brought on behalf of persons who acquired the Company's securities in the secondary market during an alleged class period from October 30, 2014 to August 23, 2016.  The Company believes the allegations made in the claim are without merit and intends to vigorously defend against this matter.

(b)	State of Zacatecas’ ecological tax
In December 2016, the State of Zacatecas in Mexico approved new environmental taxes that became effective January 1, 2017.  Certain operations at the Company’s Peñasquito mine may be subject to these taxes.  Payments are due monthly in arrears with the first payment due on February 17, 2017. The legislation provides little direction for how the taxes are to be calculated and therefore, the Company is not able to estimate the amount of the taxes with sufficient reliability.
Further, the Company believes that there is no legal basis for the taxes and filed legal claims challenging their constitutionality and legality on March 9, 2017. Other companies similarly situated also filed legal claims against the taxes and the Mexican federal government has filed a claim before the National Supreme Court against the State of Zacatecas challenging whether the State of Zacatecas had the constitutional authority to implement the taxes.
As the Company is not able to estimate the amount of the taxes with sufficient reliability, no amounts have been recorded for any potential liability.

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Second Quarter Report – 2017
(In millions of United States dollars, except where noted)

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	AST Trust Company (Canada)
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Etienne Morin
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

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